

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Anthony J. Restel
Senior Executive Vice President and Chief Financial Officer
Iberiabank Corporation
200 West Congress Street
Lafayette, Louisiana 70501

> **Re:** **Iberiabank Corporation**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 09, 2011**
> **File No. 0-25756**

Dear Mr. Restel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Part I. Financial Information
Notes to the Consolidated Financial Statements

Note 4. Acquisition Activity, page 9

1. Regarding the acquisitions of OMNI Bancshares, Inc and Cameron Bankshares, Inc, we note your disclosures on pages 9 and 11 noting the impracticability of disclosing the

revenues from assets acquired and income before income taxes for the 122 day period subsequent to May 31, 2011. We are unclear, based on your current disclosures, why you were unable to provide this information. Please explain to us in further detail why it was impracticable to make these disclosures and revise your future filings for clarification.

Note 7 – Allowance for Loan Losses and Credit Quality
Impaired Loans, page 35

2. We note that your disclosure of the recorded investment in impaired loans in the table on this page appears to be net of any associated allowance for loan loss. Please note that the term recorded investment is distinguished from net carrying amount of the loan because the latter term is net of a valuation allowance, while the former term is not. Given this definition of recorded investment, please revise future filings to present the recorded investment in the loans reflecting any direct write-downs of the investment, but not to include any related allowance for loan losses. Refer to the FASB Master Glossary definition of the term recorded investment.

Part II. Other Information
Item I.A. Risk Factors, page 81

3. We note the risk factor disclosure on page 19 of your December 31, 2010 Form 10-K related to the proposed rules regulating the imposition of debit card income and the potential adverse affect on your operations. Please tell us and revise your disclosure in future filings to discuss the impact the final Durbin Amendment will have on your interchange fee revenue.

                                        *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant